SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2023

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✔              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                           No     ✔

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding operational statistics for the first half of 2023 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on July 20, 2023.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

OPERATIONAL STATISTICS FOR THE FIRST HALF OF 2023

This is an announcement voluntarily made by China Petroleum & Chemical Corporation (the “Sinopec Corp.” or the “Company”) in connection with certain matters relating to the operational statistics for the first half of 2023 of Sinopec Corp.

Production	Unit	1H 2023	1H 2022	Change %
Oil and gas	mmboe	249.87	242.01	3.2
Crude Oil	mmbbls	139.68	139.65	0.0
China	mmbbls	124.68	124.63	0.0
Overseas	mmbbls	15.00	15.02	(0.1)
Natural Gas (Note 1)	bcf	660.88	613.92	7.6

Refinery Throughput (Note 2)	Million tonnes	126.54	120.76	4.8
Gasoline	Million tonnes	30.33	30.03	1.0
Diesel	Million tonnes	32.15	30.65	4.9
Kerosene incl. Jet Fuel	Million tonnes	13.59	8.31	63.5
Light Chemical Feedstock	Million tonnes	21.36	22.01	(3.0)

Ethylene	'000 tonnes	6,875	6,846	0.4
Synthetic Resins	'000 tonnes	9,793	9,275	5.6
Synthetic Fibers	'000 tonnes	519	555	(6.5)
Synthetic Rubbers	'000 tonnes	670	646	3.7

Total Domestic Sales Volume of Refined Oil Products	Million tonnes	92.47	78.46	17.9
Retail	Million tonnes	59.76	51.23	16.7
Direct sales & Distribution	Million tonnes	32.71	27.23	20.1

Notes:	1. Natural gas production conversion rate is 1 cubic meter = 35.31 cubic feet
2. Refinery throughput conversion rate is 1 tonne = 7.35 barrels
3. The above table includes 100% of the production from domestic Joint Ventures.

Investors are advised that the operational statistics for the first half of 2023 as listed in the above table are based on our current statistical survey of the Company. The Company will release its definitive production data in its interim report, which may be different from, and in such cases shall prevail, the above.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
20 July 2023

As of the date of this announcement, directors of the Company are: Ma Yongsheng*, Zhao Dong*, Yu Baocai#, Li Yonglin#, Lv Lianggong#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.
#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: July 24, 2023